Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Fatality of Contractor Employee at El Cubo Mine
______________________________________________________________________________

Vancouver, Canada – April 19, 2013 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK) regrets to announce the death of a contractor employee yesterday due to a fatal accident underground at the El Cubo mine operations in Guanajuato State, Mexico.

The Dolores mine, which is part of the El Cubo mine operations, was shut down immediately and Endeavour is working with the Mexican authorities to conduct a full investigation of this accident.  Once the investigation is completed, Endeavour will review and implement any additional safety measures recommended to prevent such an accident from recurring.  The area of the accident remains closed until the investigation is completed but Mexican authorities have approved the re-opening of the Dolores mine.

Bradford Cooke, CEO of Endeavour stated, “We extend our sincere condolences to the family of the deceased, and we are working with the contractor to ensure the family is well cared for.”

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour– Endeavour is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Lana McCray, Corporate Communications Co-Ordinator
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com or lmccray@edrsilver.com
Website: www.edrsilver.com